SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-10064

Public Utility Holding Company Act of 1935

This Certificate of Notification (the "Certificate") is filed by Great Plains Energy Incorporated ("Great Plains Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries Great Plains Energy Services Incorporated ("GPES"), Kansas City Power & Light Company ("KCPL") and Wolf Creek Nuclear Operating Corporation ("WCNOC"), in connection with the following transactions proposed in the Application/Declaration, as amended, and authorized by order of the Securities and Exchange Commission (the "Commission") dated March 31, 2003 in this file (the "Order"). Great Plains Energy, KCPL, GPES and WCNOC hereby certify the matters set forth below pursuant to Rule 24:

On August 1, 2005, GPES transferred 301 of its 366 employees to KCPL. KCPL will continue to provide services as authorized by the Order and as permitted under Rule 87(a)(3).

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 9, 2005.

Great Plains Energy Incorporated

By: /s/Terry Bassham

Terry Bassham
Executive Vice President - Finance
& Strategic Development and Chief
Financial Officer

On behalf of Great Plains Energy Incorporated and the other applicants listed above